SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

11th August 2005

FIRST QUARTER 2005-06

•	Turnover up 5.5% to 5.19 billion euros (up 6.4% excluding the Servair perimeter effect)

•	Strong performance of the passenger business

•	Increase of 3.2% in unit revenue per available seat kilometer (excluding currency effect)

The figures of the first quarter 2004-05 are presented on a consolidation basis of 3 months for Air France and KLM.

Consolidated turnover

	1st quarter as at 30th June
in millions of euros	2005 IFRS	2004 pro forma IFRS	Variation
Passenger traffic revenues	3,859	3,621	+6.6%
Other passenger revenues	225	214	+5.1%
Total passenger	4,084	3,835	+6.5%
Cargo traffic revenues	610	570	+7.0%
Other cargo revenues	50	48	+4.2%
Total cargo	660	618	+6.8%
Maintenance	213	201	+6.0%
Other (1)	229	263	-12.9%

Total turnover	5,186	4,917	+5.5%

(1)	Prior to financial year 2004-05, Servair was consolidated with a gap of one quarter. To offset this gap, 6 months of revenues were consolidated in the 1st quarter 2004-05.

1st quarter 2005-06 activity

During the 1st quarter 2005-06, the consolidated turnover of Air France-KLM Group under IFRS amounted to 5.19 billion euros, up 5.5% compared to the 1st quarter 2004-05 pro forma (4.92 billion euros). Excluding the Servair effect (consolidation of 6 months of Servair revenues in the 1st quarter 2004-05), the increase would have been 6.4%. This good performance was driven by all the businesses and especially by the passenger activity.

Passenger

During the 1st quarter, passenger business posted a strong performance in terms of both traffic and revenues.

Activity was particularly buoyant with traffic increasing by 6.5% on 4.9% higher capacity. Load factor improved by 1.2 points to 79.5%.

Contact : Dominique Barbarin +33 1 41 56 88 60

dobarbarin@airfrance.fr – web site : www.airfranceklm-finance.com

Revenues for the passenger activity totaled 4.08 billion euros (up 6.5%) of which 3.86 billion euros of traffic revenues (up 6.6%).

	1st quarter as at 30 June
	2005	2004	Variation
Traffic in RPK	46,045	43,238	+6.5%
Capacity in ASK	57,938	55,236	+4.9%
Load factor	79.5%	78.3%	+1.2

Passenger traffic revenues (in €m)	3,859	3,621	+6.6%

Yield per RPK (in € cts)	8.38	8.37	+0.1%
Unit revenue per ASK (in € cts)	6.66	6.55	+1.6%

Yield per revenue passenger kilometer (RRPK) remained stable despite a negative currency effect of 1.6%. Unit revenue per available seat kilometer (RASK) increased by 1.6% and by 3.2% excluding currency effect. This increase has been limited by the implementation of the zero commission for travel agents, the impact of which has been estimated at over 1.5%

Cargo

Cargo activity was affected by the slow down in economic growth and the weakness of European exports. Traffic increased by 1.4% on 6.1% higher capacity, leading to a 3.0-point decline in load factor to 65.5%.

Over the quarter, total cargo revenue increased by 6.8% to 660 million euros of which 610 million euros of traffic revenues (up 7.0%).

	1st quarter as at 30 June
	2005	2004	Variation
Traffic in RTK	2,633	2,597	+1.4%
Capacity in ATK	4,021	3,789	+6.1%
Load factor	65.5%	68.5%	-3.0

Cargo traffic revenues (in €m)	610	570	+7.0%

Yield per RTK (in € cts)	23.17	21.96	+5.5%
Unit revenue per ATK (in € cts)	15.18	15.05	+0.8%

Yield per revenue ton kilometer (RRTK) was up 5.5% despite a negative currency effect of 3.0%. Unit revenue per available ton kilometer (RATK) increased by 0.8% and by 3.8% excluding currency effect.

Maintenance

Third party maintenance revenues amounted to 213 million euros, up 6.0%, for the quarter ending 30 June 2005.

Other businesses

Revenues from other businesses (catering and charter activities) amounted to 229 million euros compared with 263 million last year. The 1st quarter ended 30 June 2004 included the consolidation of 6 months of revenues of Servair (impact estimated at 44 million euros). Excluding the consolidation of the additional quarter of Servair, revenues from other businesses increased by 4.6%.

2/3

Agenda

Friday 2 September 2005 : publication of 1st quarter 2005-06 results

•	audio-web conference at 2:00 pm (London time)

•	to connect to the conference call, please dial +44 (0)207 162 0125 (password: AKH) or +1 334 323 6203 from the US (password: AKH)

•	to view the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHQ1)

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM Securities and Exchange Commission filings, including the Annual Report on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

3/3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: August 11, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations